Exhibit 99.1

16 November 2012

The Manager

Australian Stock Exchange

Company Announcements Office

Level 4, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Re: Results of 2012 Annual General Meeting

Resolution 1:

“That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) and for all other purposes, the 2012 Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2012 be adopted.”

This resolution was passed unanimously by a show of hands.

Resolution 2:

“That, Mr Albert Yue-Ling Wong, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.”

This resolution was passed unanimously by a show of hands.

Resolution 3:

“That, in accordance with ASX Listing Rule 10.14 and section 208 of the Corporations Act and for all other purposes, approval is given for the Company to issue 1,200,000 Options to Matthew Lehman pursuant to the Company’s Global Employee Share Option Plan and on the terms and conditions set out in the Explanatory Notes accompanying the Notice.”

This resolution was passed unanimously by a show of hands.

Resolution 4:

“That for the purposes of Exception 9(b) of ASX Listing Rule 7.2 and for all other purposes, approval is given for the issue of performance rights and/or options to, or for the benefit of, employees of the Company under the Company’s Executive Incentive Plan, the terms of which are summarised in the Explanatory Notes.”

This resolution was passed unanimously by a show of hands.

Prima BioMed Ltd, Level 7, 151 Macquarie Street NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

In accordance with Section 251AA of the Corporations Act, the following information is provided to the Australian Stock Exchange Limited for the proxy votes received for each resolution passed by members of Prima BioMed Ltd at the Annual General Meeting held on 16 November 2012:

Resolution	Proxy For		Proxy Against		Proxy Discretion		Proxy Abstain/Exclusion
	Number of shares	% of Proxy of shares	Number Of shares	% of Proxy of shares	Number of shares	% of Proxy of shares	Number of shares

Remuneration Report adoption	52,970,393	78.98%	13,925,328	20.76%	172,544	0.26%	52,793,833

Re-election of Mr Albert Wong	99,555,464	85.26%	8,520,741	7.30%	8,693,334	7.44%	3,092,549

Approval of the issue of 1,200,000 options to Mr Matthew Lehman.	87,848,540	75.36%	20,175,099	17.31%	8,547,286	7.33%	3,291,163

Approval of the Company’s Executive Incentive Plan	80,870,317	68.92%	27,919,637	23.80%	8,537,286	7.28%	2,534,848

Yours faithfully,

Prima BioMed Ltd

Ian Bangs

Company Secretary

Prima BioMed Ltd, Level 7, 151 Macquarie Street NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889